[redacted]

SEC Mail Processing Section

DEC 3 0 2008

Washington, DC 103

SECURI ION

08033404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 12429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James C. Butterfield, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Michigan Avenue
(No. and Street)

Jackson (City) MI (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander James Butterfield (517) 787-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willis & Jurasek, PC
(Name – *if individual, state last, first, middle name*)

2545 Spring Arbor Road, Suite 200 (Address) Jackson (City) Michigan (State) 49203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander James Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James C. Butterfield, Inc., as of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLENE J. SCOUTEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF HILLSDALE
MY COMMISSION EXPIRES Oct 25, 2011
ACTING IN COUNTY OF Jackson

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James C. Butterfield, Inc.
Jackson, Michigan

Period Ended October 31, 2008

Table of Contents

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the FOCUS Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2008. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying FOCUS Report - Part IIA of James C. Butterfield, Inc. at October 31, 2008, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 24, 2008

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER: James C. Butterfield, Inc. [13]

SEC FILE NO.: 8-12429 [14]

FIRM I.D. NO.: 462 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

111 East Michigan Avenue [20]
(No. and Street)

Jackson [21] Michigan [22] 49201 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 11/01/07 [24]

AND ENDING (MM/DD/YY): 10/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander James Butterfield [30]

(Area Code) — Telephone No.: (517) 787-5000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 29 day of Dec 20 08

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Willis & Jurasek, PC [70]

ADDRESS

Number and Street	City	State	Zip Code
2545 Spring Arbor Road Suite 200 [71]	Jackson [72]	Michigan [73]	49203-3690 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/08 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 35,238	200			$ 35,238	750
2. Receivables from brokers or dealers:						
A. Clearance account	5,944	295				
B. Other	54,110	300	$	550	60,054	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	182,576	424				
E. Spot commodities		430			182,576	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	164,014	680	164,014	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 278,868	540	$ 164,014	740	$ 441,882	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▾13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▾10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	211	1205		1385	211	1685
18. Notes and mortgages payable:						
A. *Unsecured*		1210				1690
B. Secured	72,753	1211 ▾12		1390 ▾14	72,753	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▾9 $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. Includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. *Exchange memberships contributed for* use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 72,964	1230	$	1450	$ 72,964	1760

Ownership Equity		
21. Sole Proprietorship ▾15	$	1770
22. Partnership (limited partners) ▾11 ($ ____ 1020)		1780
23. Corporation:		1791
A. Preferred stock	32,949	1792
B. Common stock	21,104	1793
C. Additional paid-in capital	314,865	1794
D. Retained earnings	368,918	1795
E. Total		1796
F. *Less capital stock in treasury* ▾16	( )	1800
24. TOTAL OWNERSHIP EQUITY	$ 368,918	1810
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 441,882	

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	368,918	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				368,918	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	368,918	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 164,014	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(164,014)	3620
7. Other additions and/or allowable credits (List)					3630
8. *Net capital before haircuts on securities positions*			20 $	204,904	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	14,267	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(14,267)	3740
10. Net Capital			$	190,637	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. *Minimum net capital required (6⅔% of line 19)*	$	4,864	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	140,637	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	183,341	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	72,964	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. *Total aggregate indebtedness*				$	72,964	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	38	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. *5% of combined aggregate debit items or $120,000*	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/01/07 [3932] to 10/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 22,554	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		6,855	3939
d. Total securities commissions		29,409	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(71,810)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		116,325	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		565,997	3995
9. Total revenue		$ 639,921	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		536,403	4120
11. Other employee compensation and benefits		62,103	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		4,924	4195
15. Other expenses		253,254	4100
16. Total expenses		$ 856,684	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (216,763)	4210
18. Provision for Federal income taxes (for parent only)		27,500	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (189,263)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/01/07 to 10/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 560,181	4240
A. Net income (loss)		(189,263)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	(2,000)	4270
2. Balance, end of period (From item 1800)		$ 368,918	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or *Outsider?* (In or Out)	Amount to be Withdrawn (cash amount and/or Net *Capital Value of* Securities)	(MMDDYY) Withdrawal or *Maturity* Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

James C. Butterfield, Inc.

Financial Statements
and Independent Auditors' Report

Period Ended October 31, 2008

Contents

Independent Auditors' Report

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying statement of financial condition of James C. Butterfield, Inc. as of October 31, 2008, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2008, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statement of financial condition of James C. Butterfield, Inc. as of December 31, 2007, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 2007 and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 24, 2008

Willis & Jurasek, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

James C. Butterfield, Inc.

Statements of Financial Condition

October 31, 2008 and December 31, 2007

Assets

	2008	2007
Current Assets:		
Cash	$ 35,238	$ 5,817
Commissions receivable	60,054	58,735
Securities owned - at market value	182,576	249,087
Refundable income tax	-	7,300
Total current assets	277,868	320,939
Property and Equipment:		
Equipment	24,095	22,036
Leasehold improvements	170,115	170,115
Auto	11,000	11,000
	205,210	203,151
Less: accumulated depreciation	(41,196)	(35,796)
Total property and equipment	164,014	167,355
	$ 441,882	$ 488,294

Liabilities and Stockholders' Equity

	2008	2007
Current Liabilities:		
Bank overdraft	$ -	$ 15,172
Current portion of long-term debt	72,753	14,117
Accrued expenses	211	16,509
Total current liabilities	72,964	45,798
Long-Term Debt:		
Note payable - bank	72,753	84,391
Less current portion	(72,753)	(14,117)
Total long-term debt	-	70,274
Stockholders' Equity:		
Common stock-$1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	21,104	21,104
Retained earnings	314,865	318,169
Total stockholders' equity	368,918	372,222
	$ 441,882	$ 488,294

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.
Statements of Income
Period Ended October 31, 2008 and Year Ended December 31, 2007

	2008	%	2007	%
Income:				
Commissions - agency	$ 24,669	4.0	$ 19,838	2.6
Commissions - mutual funds	95,339	15.6	145,552	19.1
Insurance products	77,371	12.6	12,291	1.6
Management fees	414,398	67.6	543,959	71.3
Other income	1,117	0.2	41,122	5.4
Total income	612,894	100.0	762,762	100.0
Expenses:				
Salaries and wages	359,195	58.6	550,294	72.1
Payroll taxes	21,129	3.4	22,881	3.0
Group insurance and medical	15,930	2.6	25,375	3.3
Retirement	-	-	16,509	2.2
Auto expenses	8,504	1.4	-	-
Promotion and entertainment	44,643	7.3	66,554	8.7
Dues and subscriptions	2,384	0.4	5,622	0.7
Telephone	9,838	1.6	14,597	1.9
Office expense	16,951	2.8	26,980	3.5
Postage	4,329	0.7	2,678	0.4
Legal and accounting	13,355	2.2	11,500	1.5
Insurance	4,321	0.7	4,815	0.6
Computer expense	2,039	0.3	428	0.1
Training and seminars	705	0.1	1,755	0.2
Utilities	8,863	1.4	7,450	1.0
Travel	475	0.1	20,794	2.7
Rent	9,000	1.5	13,000	1.7
Depreciation	5,400	0.9	6,990	0.9
Corporate taxes	14,136	2.3	13,692	1.8
Total expenses	541,197	88.3	811,914	106.4
Income (Loss) from Operations	71,697	11.7	(49,152)	(6.4)
Other Income (Expense):				
Investment income	1,371	0.2	298	-
Interest expense	(4,323)	(0.7)	(6,433)	(0.8)
Realized gain/(loss)	172	-	-	-
Unrealized gain/(loss)	(67,921)	(11.1)	38,618	5.1
Total other income (expense)	(70,701)	(11.5)	32,483	4.3
Income (Loss) Before Provision for Federal Income Taxes	996	0.2	(16,669)	(2.2)
Provision for Federal Income Taxes	4,300	0.7	(1,509)	(0.2)
Net Income (Loss)	$ (3,304)	(0.5)	$ (15,160)	(2.0)

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Retained Earnings

Period Ended October 31, 2008 and Year Ended December 31, 2007

	2008	2007
Balance - Beginning of Period	$ 318,169	$ 335,329
Less: Dividends	-	(2,000)
Net Income (Loss) for the Period	(3,304)	(15,160)
Balance - End of Period	$ 314,865	$ 318,169

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Cash Flows

Period Ended October 31, 2008 and Year Ended December 31, 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income	$ (3,304)	$ (15,160)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,400	6,990
(Gain) loss on investments, net	66,511	(38,618)
Changes in current assets and liabilities:		
(Increase) decrease in commissions receivable	(1,319)	(6,382)
(Increase) decrease in refundable income tax	7,300	(7,300)
Increase (decrease) in accrued expenses	(31,470)	11,690
Net cash provided (used) by operating activities	43,118	(48,780)
Cash Flows From Investing Activities:		
Payments on long-term debt	(11,638)	(12,720)
Purchase of marketable securities	-	(30,000)
Proceeds from sale of marketable securities	-	80,000
Cash payments for the purchase of property	(2,059)	-
Net cash provided (used) by investing activities	(13,697)	37,280
Cash Flows From Financing Activities:		
Dividends paid	-	(2,000)
Net cash provided (used) by financing activities	-	(2,000)
Net Increase (Decrease) in Cash and Cash Equivalents	29,421	(13,500)
Cash and Cash Equivalents at Beginning of Period	5,817	19,317
Cash and Cash Equivalents at End of Period	$ 35,238	$ 5,817
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest expense	$ 4,323	$ 6,433
Income taxes	$ -	$ 6,597

See Accountants' Report and Accompanying Notes to Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company operates one office and serves primarily the Jackson, Michigan area. The primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle to high income individuals.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is recorded in the financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated and straight-line methods for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Equipment	5 - 7
Leasehold improvements	7 – 39
Auto	5 - 7

Maintenance and repairs, including replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2008, the ratio of aggregate indebtedness to net capital was approximately 0.38 to 1. The firm's net capital as of October 31, 2008 is $190,637, and exceeds the required net capital of $50,000 by $140,637.

Note 1 - Summary of Significant Accounting Policies (Continued)

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Income Taxes

It is the Company's practice to provide currently for federal income tax based upon the results of operations for the current year with income and expense items being reported for tax purposes the same as they are for financial statement purposes.

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company has determined that these amounts are immaterial and no deferred tax is provided for at this time.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Securities Owned

The Company records its investment in securities at market, listed as follows:

Shares or Bonds		Market Value at October 31, 2008
1,353.845	Pioneer Mid Cap Value Fund	$ 20,362
1,097.575	Pioneer Growth Shares	8,166
1,313.957	Templeton Growth Fund	18,434
1,233.593	Mutual Discovery Fund	29,360
520.960	Franklin Small-Mid Cap Growth Fund	11,576
54,102.890	Galaxy Money Market Fund	54,103
1,250.000	The NASDAQ Stock Market, Inc.	40,575
		$182,576

Note 3 - Long-Term Liabilities

	Due Within One Year	Due After One Year
Note payable – Bank – secured by trust assets; payments of $1,596 per month including interest at 6.50%; due June 2009	$ 72,753	$ -

Management expects to refinance the above note payable in June 2009 upon maturity.

Note 4 - Rents and Related-Party Transactions

The Company leases its office facility from a related party for approximately $1,000 per month. Rent expense for the period ended October 31, 2008 and the year ended December 31, 2007 was $10,000 and $12,000, respectively.

Note 5 - Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

Note 6 - Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2008, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 7 - Year-End for Tax and Audit

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

Note 8 - Retirement Savings Plan

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covers substantially all full-time employees. Company contributions to the plan are determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan even though the plan is expected to continue indefinitely. Contributions for the period ended October 31, 2008 were $0 and for the year ended December 31, 2007 were $9,035.

Note 9 – Revenue Concentration

The Company received approximately 56% of its management fee revenue from one investment company for the ten months ended October 31, 2008.

Note 10 - Reclassifications

The Company has reclassified prior year information to conform to current year presentation. The reclassifications had no change on income.

James C. Butterfield, Inc.
Reconciliation of Ownership Equity in Financial Statements
with Focus Report Part IIA
Period Ended October 31, 2008

	Amount
Ownership Equity - Financial Statements	$ 368,918
Ownership Equity - Focus Report Part IIA	$ 368,918

December 24, 2008

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

In planning and performing our audit of the financial statements of James C. Butterfield, Inc., (the Company), as of and for the period ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Willis & Jurasek, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

- Management of the Company prepares interim internal and annual financial statements. The annual financial statements for the period ended October 31, 2008 required relatively few audit adjustments. Management does understand all information included in the financial statements; however, we assist in preparing the footnotes to the annual financial statements. Management proposes no change in this procedure.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above, These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of James C. Butterfield, Inc. as of and for the period ended October 31, 2008, and this report does not affect our report thereon dated December 24, 2008.

- The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only two other employees of the Company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. The number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual. The size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

James C. Butterfield, Inc.
Statement of Financial Condition
October 31, 2008

Assets		Liabilities and Stockholders' Equity	
Current Assets:		Current Liabilities:	
Cash	$ 35,238	Current portion of long-term debt	$ 72,753
Commissions receivable	60,054	Accrued expenses	211
Securities owned (market value)	182,576	Accrued income tax	-
Total current assets	277,868	Total current liabilities	72,964
Property and equipment	164,014	Long-term debt, net of current portion	-
	$441,882	Stockholders' Equity	368,918
			$441,882

Summary of Significant Accounting Policies

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

Minimum Capital Requirements

The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2008, the Company's "net capital" was approximately $190,637 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 0.38 to 1.

Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2008, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Independent Auditors' Report

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2008, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated December 24, 2008, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 24, 2008

END